

News Release
B2Gold Reports Record 2019 Annual Gold Production of 980,219 Ounces and
2020 Budget Guidance Including Forecast Gold Production of 1,000,000 to 1,055,000 Ounces

Vancouver, January 15, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its consolidated gold production and gold revenues for the fourth quarter and full-year 2019, in addition to its production and budget guidance for 2020. All dollar figures are in United States dollars unless otherwise indicated.

2019 Gold Production and Revenue Highlights

- Fourth quarter consolidated gold production of 234,416 ounces (including 6,010 ounces from discontinued operations)[1] or 245,140 ounces (including 10,724 ounces relating to B2Gold's attributable share of ounces from Calibre)[2]
- Fourth quarter consolidated gold revenues from continuing operations of $314 million on sales of 211,800 ounces; consolidated gold revenues *(see "Non-IFRS Measures")* of $324 million on sales of 218,437 ounces, including gold sales from the discontinued operations
- Record annual consolidated gold production of 969,495 ounces (including 118,379 ounces from discontinued operations) or 980,219 ounces (including 10,724 ounces relating to B2Gold's attributable share of ounces from Calibre), which exceeded the upper end of the Company's guidance range (of between 935,000 and 975,000 ounces), and marks the eleventh consecutive year that B2Gold achieved record annual consolidated gold production
- Annual gold production from the Fekola Mine, Masbate Mine and Otjikoto Mine all exceeded the upper end of their 2019 production guidance ranges
- Annual consolidated gold revenues from continuing operations of $1,156 million on sales of 827,800 ounces; annual consolidated gold revenues *(see "Non-IFRS Measures")* of $1,318 million on sales of 943,465 ounces, including gold sales from discontinued operations
- Consolidated cash costs *(see "Non-IFRS Measures")* are projected to remain low for 2019 with cash operating costs forecast to be at or below the lower end of the Company's $520 and $560 per ounce guidance range and all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* to be within the Company's $835 and $875 per ounce guidance range
- In December 2019, the Fekola Mine exceeded one million ounces of gold production (since the commencement of ore processing began in September 2017), achieving this milestone a full year ahead of the original production schedule (2015 Technical Report)

- B2Gold is also pleased to announce the appointment of Ms. Liane Kelly to its Board of Directors effective January 1, 2020

2020 Budget Highlights

- For 2020, B2Gold remains well positioned for continued strong operational and financial performance with production guidance of between 1,000,000 and 1,055,000 ounces of gold (including attributable ounces of between 45,000 and 50,000 from Calibre) with forecast cash operating costs of between $415 and $455 per ounce and AISC of between $780 and $820 per ounce
- The Fekola Mine expansion project to increase Fekola's processing throughput by 1.5 million tonnes per annum ("Mtpa") to 7.5 Mtpa from an assumed base rate of 6 Mtpa is scheduled to be completed by the end of the third quarter of 2020
- New large-scale off-grid Fekola solar plant project is scheduled for completion in August 2020; expected to provide significant operating cost reductions (estimated to reduce Fekola's processing costs by approximately 7%)
- B2Gold plans to complete a final feasibility study for the joint venture Gramalote Gold Project in Colombia by December 31, 2020
- Following a very successful year for exploration in 2019, B2Gold is planning another year of aggressive exploration in 2020 with a budget of approximately $51 million
- Based on current assumptions, including a gold price of $1,500 per ounce, the Company expects to generate cashflows from operating activities of approximately $700 million in 2020 and to repay the remaining outstanding balance of its revolving credit facility ("RCF") of $200 million during the year

  (1) *On October 15, 2019, B2Gold and Calibre Mining Corp. ("Calibre") completed the transaction for B2Gold to restructure its interests in, and for Calibre to acquire, the El Limon and La Libertad mines. Accordingly, for the period to October 15, 2019, for financial reporting purposes, the Company has classified the El Limon and La Libertad mines' production and results as discontinued operations.*
  (2) *Commencing from October 15, 2019, B2Gold applies the equity method of accounting for its ownership interest in Calibre (approximately 34%) and reports its attributable share of Calibre production ounces as part of its total production results.*

2019 Gold Production

Mine-by-mine gold production (ounces) in the fourth quarter and full-year 2019 was as follows:

Mine	Q4 2019 Gold Production (ounces)	Full-year 2019 Gold Production (ounces)	Revised Annual Guidance Gold Production (ounces)	Original Annual Guidance Gold Production (ounces)
Fekola	119,243	455,810	445,000 - 455,000	420,000 - 430,000
Masbate	50,741	217,340	200,000 - 210,000	200,000 - 210,000
Otjikoto	58,422	177,966	165,000 - 175,000	165,000 - 175,000
From Continuing Operations	**228,406**	**851,116**	**810,000 - 840,000**	**785,000 - 815,000**
La Libertad	2,914	71,091	73,000 - 77,700	95,000 - 100,000
El Limon	3,096	47,288	41,800 - 46,100	55,000 - 60,000
From Discontinued Operations [(1)]	**6,010**	**118,379**	**114,800 - 123,800**	**150,000 - 160,000**
B2Gold Consolidated [(2)]	**234,416**	**969,495**	**924,800 - 963,800**	**935,000 - 975,000**
Equity interest in Calibre [(3)]	**10,724**	**10,724**	**10,200 - 11,200**	**-**
Total	**245,140**	**980,219**	**935,000 - 975,000**	**935,000 - 975,000**

(1) "Discontinued Operations" includes El Limon's and La Libertad's gold production for the period from January 1, 2019 to the date of their sale on October 15, 2019.

(2) "B2Gold consolidated" production and guidance are presented on a 100% basis.

(3) "Equity interest in Calibre" represents the Company's (approximate 34%) indirect share of production from Calibre's El Limon and La Libertad mines for the stub period from October 15, 2019 to December 31, 2019. B2Gold applies the equity method of accounting for its 34% ownership interest in Calibre.

Consolidated cash costs are projected to remain low for 2019 with cash operating costs forecast to be at or below the lower end of the Company's $520 and $560 per ounce guidance range and AISC to be within the Company's $835 and $875 per ounce guidance range. B2Gold will release its 2019 year-end consolidated financial statements after the North American markets close on February 27, 2020. Details of the consolidated cash operating costs per ounce and AISC per ounce will be included.

2020 Production Outlook and Cost Guidance

In 2020, B2Gold remains well positioned for continued strong operational and financial performance with consolidated gold production forecast to be in the range of between 955,000 and 1,005,000 ounces. Including the Company's 34% share of attributable ounces projected from Calibre's El Limon and La Libertad mines (of between 45,000 and 50,000 ounces), the Company's total gold production is expected to be between 1,000,000 and 1,055,000 ounces in 2020. Gold production in 2020 is anticipated to be marginally weighted towards the second-half of the year (52%).

With higher gold production forecast for 2020, continued cost controls and the sale of the Company's higher-cost Nicaraguan mines completed, the Company's consolidated cash operating costs per ounce and AISC per ounce are both projected to further decrease in 2020 (compared to 2019 guidance). The Company's consolidated cash operating costs are forecast to decrease significantly in 2020 and be between $415 and $455 per ounce (including forecast cash operating costs from B2Gold's attributable 34% share of Calibre production), approximately 19% lower than the Company's 2019 guidance range (of between $520 and $560 per ounce). The Company's consolidated AISC are forecast to be between $780 and $820 per ounce (including forecast AISC from B2Gold's attributable 34% share of Calibre production), approximately 6% lower than the Company's 2019 guidance range (of between $835 to $875 per ounce).

Mine-by-mine 2020 ranges (including the Company's 34% share of Calibre's El Limon and La Libertad mines) for forecast gold production, cash operating costs per ounce and AISC per ounce are as follows:

Mine	2020 Forecast Gold Production (ounces)	2020 Forecast Cash Operating Costs ($ per ounce)	2020 Forecast AISC ($ per ounce)
Fekola	590,000 - 620,000	$285 - $325	$555 - $595
Masbate	200,000 - 210,000	$665 - $705	$965 - $1,005
Otjikoto	165,000 - 175,000	$480 - $520	$1,010 - $1,050
B2Gold Consolidated [(1)]	**955,000 – 1,005,000**	**$395 - $440**	**$765 - $805**
Equity interest in Calibre [(2)]	**45,000 - 50,000**	**$720 - $760**	**$1,020 - $1,060**
Total	**1,000,000 – 1,055,000**	**$415 - $455**	**$780 - $820**

(1) "B2Gold consolidated" forecasts are all presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).

(2) "Equity interest in Calibre" forecasts represent the Company's 34% indirect share of the operations of Calibre's El Limon and La Libertad mines. B2Gold applies the equity method of accounting for its 34% ownership interest in Calibre.

Fekola Gold Mine - Mali

The low-cost Fekola Mine is forecast to produce between 590,000 and 620,000 ounces of gold in 2020, a significant increase of 33% (approximately 150,000 ounces) over 2019. Gold production is forecast to be marginally weighted to the second half of the year (52%) and be relatively consistent throughout the year, even though the expansion of the Fekola processing plant is not scheduled to be completed until the end of the third quarter of 2020. The consistent production throughout the year is mainly due to the expansion of the Fekola mining fleet and optimization of the mining sequence early in the year which will provide access to higher grade portions of the deposit earlier on in the sequence. When the mill expansion comes into service, lower grade ore is expected to be processed (rather than being stockpiled) during the second half of the year.

With the significant increase in gold production forecast for 2020 (as well as the planned impact of the new Fekola solar plant once construction is completed), Fekola's cash operating costs are forecast to significantly decline and be between $285 and $325 per ounce (approximately 22% below its 2019 guidance range of between $370 and $410 per ounce). Fekola's AISC are also forecast to decline and be between

$555 and $595 per ounce (approximately 11% below its 2019 guidance range of between $625 and $665 per ounce).

In 2020, the Fekola Mine is budgeted to process a total of 6.84 million tonnes of ore at an average grade of 2.91 grams per tonne ("g/t") and process gold recovery of 93.8%.

Sustaining capital costs in 2020 at the Fekola Mine are budgeted to total $77 million, including $46 million for pre-stripping (relating to Phases 5 and 6 of the Fekola Pit), $12 million for mobile equipment rebuilds and $8 million for a tailings facility expansion. The tailings facility expansion is a double raise and will provide tailings storage capacity through 2022. Non-sustaining capital costs total $105 million, including $51 million to expand the mining fleet (of which $40 million is expected to be funded by equipment loans), $25 million to expand the processing facilities, and $21 million to construct a solar power plant.

The Fekola Mine expansion project to increase Fekola's processing throughput by 1.5 million Mtpa to 7.5 Mtpa from an assumed base rate of 6 Mtpa is scheduled to be completed by the end of the third quarter of 2020. The processing upgrade will focus on increased ball mill power, with upgrades to other components including a new cyclone classification system, pebble crushers, and additional leach capacity to support the higher throughput and increase of operability. The mining rate at Fekola will also be increased, along with additional mining equipment to accelerate the supply of higher-grade ore to the expanded processing facilities. Construction of the processing expansion commenced in October 2019 and is expected to be completed by the end of the third quarter of 2020. Mining fleet expansion equipment has started to arrive on site ahead of schedule, with one excavator and two haul trucks expected to enter service in January 2020.

The Fekola solar plant engineering and construction progressed well in the second half of 2019 and remains within budget and on schedule for completion in the third quarter of 2020. The Fekola solar plant will be one of the largest off-grid hybrid solar/Heavy Fuel Oil ("HFO") plants in the world with a 30 Megawatt ("MW") solar component combined with 64 MW of HFO and diesel generating capacity. The solar plant will also have a 15.4 MW hour battery component with up to 17.3 MW of discharge power. The project has a four-year payback and is estimated to reduce processing costs by over 7%. HFO consumption is estimated to be reduced by approximately 13.1 million litres per year, eliminating approximately 39,000 tonnes per year of carbon dioxide emissions.

Further details of the Fekola pit design, production schedule, and costs will be included in B2Gold's Annual Information Form to be filed by March 30, 2020, and in a Technical Report to be filed concurrently.

Masbate Gold Mine - the Philippines

In 2020, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold. Gold production is scheduled to be weighted towards the second half of the year (54%), as mined grade from the new Montana Pit is expected to be higher in the second half of the year. Masbate's cash operating costs are forecast to be between $665 to $705 per ounce, approximately 6% higher than its 2019 guidance (of between $625 to $665 per ounce). Masbate's AISC are forecast to be between $965 to $1,005 per ounce, approximately 12% higher than its 2019 guidance (of between $860 to $900 per ounce), reflecting higher

budgeted costs for processing, mobile equipment rebuilds and exploration (see "2020 Exploration Guidance" section).

In 2020, Masbate is budgeted to process a total of 8.2 million tonnes of ore at an average grade of 1.01 g/t and process gold recovery of 76.3%. Mill feed is budgeted to consist primarily of fresh ore (86%), sourced from the Main Vein Pit (Stages 4, 5 and 7) (78%) and from the Montana Stage 1 Pit (22%).

Sustaining capital costs in 2020 at the Masbate Mine are budgeted to total $28 million, including $10 million for pre-stripping, $9 million for mobile fleet rebuilds and replacements, and $3 million for power plant rebuilds. Non-sustaining capital costs are budgeted to total $5 million.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold in 2020, from the Otjikoto and Wolfshag Pits. Gold production is scheduled to be consistent throughout the year, as high-grade ore from the Wolfshag Pit is blended with medium-grade ore from the Otjikoto Pit. Otjikoto's cash operating costs are forecast to be between $480 and $520 per ounce, a reduction of approximately 7% compared to its 2019 guidance range (of between $520 and $560 per ounce). Otjikoto's AISC are forecast to be between $1,010 to $1,050 per ounce, approximately 11% higher than its 2019 guidance range (of between $905 and $945 per ounce), mainly due to higher budgeted pre-stripping sustaining capital costs (relating to Phase 3 of the Otjikoto Pit and Phase 3 of the Wolfshag Pit).

In 2020, Otjikoto is budgeted to process a total of 3.4 million tonnes of ore at an average grade of 1.55 g/t and process gold recovery of 98%. The Wolfshag Pit will be the primary ore source (accounting for 65% of the high-grade and medium-grade ounces due to higher grades).

Sustaining capital costs in 2020 at the Otjikoto Mine are budgeted to total $70 million, including $57 million for pre-stripping and $11 million for mobile equipment rebuilds and equipment purchases. Non-sustaining capital costs total $25 million, including $18 million for initial development of the Wolfshag Underground project and $7 million for a connection to the national power grid.

In December 2019, the B2Gold Board of Directors approved the development of the Wolfshag Underground Mine. This project will bring forward production of high-grade ore from the Wolfshag orebody and reduce production costs. The mine development will also provide access for down-plunge and parallel exploration and has been designed to support future expansions. Project spending is currently estimated to total $57 million (of which $18 million is budgeted to be incurred in 2020) from completion of the internal study to production of stope ore. Portal development is expected to begin in the third quarter of 2020 with initial stope ore production in the first quarter of 2022. Further details will be included in B2Gold's Annual Information Form to be filed by March 30, 2020.

2020 Gramalote Joint Venture Budget

Based on an amended and restated shareholders agreement with Anglogold Ashanti ("AngloGold"), on January 1, 2020 B2Gold became the operator of the joint venture Gramalote Gold Project in Colombia.

Under the terms of the agreement, B2Gold will sole fund the first $13.9 million of expenditures on the Gramalote Project (the "Sole Fund Amount"), following which B2Gold will hold a 50% ownership interest in the joint venture (B2Gold currently holds a 48.3% interest). Both joint venture partners will continue to have equal representation on the joint venture management committee. Following the expenditure of the Sole Fund Amount, each joint venture partner will fund its share of expenditures pro rata.

The 2020 budget for the project is $37.4 million and under the terms of the agreement B2Gold will fund $25.7 million (including the Sole Fund Amount). The budget will fund 42,500 metres of infill drilling and 7,645 metres of geotechnical drilling for site infrastructure. The purpose of the infill drilling is to confirm and upgrade the Inferred Mineral Resources to Indicated status and is expected to be completed by the end of May 2020. The budget will also fund additional feasibility work including an updated Mineral Resource estimate, detailed mine planning, additional environmental studies, metallurgical test work, engineering and detailed economic analysis.

B2Gold plans to announce the results of a Preliminary Economic Assessment for the Gramalote Project within the week of January 20, 2020 and to complete a final feasibility study by December 31, 2020. With prior testing programs that have been completed and the high level of engineering performed in 2017 for an internal pre-feasibility study, the engineering work remaining to get to final feasibility is not extensive.

The Environmental Impact Study and Project Implementation Plans for the Gramalote Project have been fully approved by the National Authority of Environmental Licenses of Colombia. Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environment Impact Study and a Modified Project Implementation plan were submitted and are currently in the final approval process. If the final economics of the feasibility study are positive and the joint venture makes the decision to develop Gramalote as an open-pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

2020 Exploration Guidance

Following a very successful year for exploration in 2019 (the Company intends to announce an updated Fekola Mineral Resource Statement later this week), B2Gold is planning another year of aggressive exploration in 2020 with a budget of approximately $33 million (excludes drilling included in the Gramalote joint venture budget). Exploration will once again focus predominantly in West Africa, as well as the other operating mine sites in Namibia and the Philippines. The Company has also allocated an additional $18 million for its grassroots exploration programs for a total exploration budget of $51 million for 2020.

Mali Exploration

In 2020, approximately $18 million is budgeted to be spent on exploration in Mali. The Company plans to focus on expanding the main Fekola deposit to the north and test several near mine potential open pit targets such as Fekola South, Cardinal, FNZ and Kingfisher structures with an allocation of approximately 20,000 metres of drilling. In January 2020, drilling recommenced in Mali.

In 2020, the Company has also budgeted approximately 41,000 metres of diamond drilling and RC drilling on several zones in the Anaconda Area, located approximately 20 kilometres from Fekola. Exploration will

focus on increasing the known saprolite resources at the Adder and Mamba zones and further testing the underlying sulphide mineralization at the Mamba zone. At Adder, drilling has extended the strike extent of mineralization up to 1 kilometre north of the known resource area. At Mamba, recent drilling has extended the high-grade mineralized saprolite zone by approximately 600 metres, resulting in more than 1 kilometre of known strike length, and has led to the discovery of a continuous bedrock sulphide zone down plunge of the Mamba zone's saprolite mineralization. This Fekola-style, south-plunging body of sulphide mineralization remains open down plunge and will be the subject of extensive drilling in 2020.

Masbate Gold Mine - the Philippines

The Masbate exploration budget for 2020 is approximately $8 million, including approximately 25,000 metres of diamond and RC drilling. The 2020 exploration program will focus on drill testing the most prospective inferred mineral resources below existing design pits to determine if existing open pits can be expanded. Several grassroot greenfield targets that have seen variable exploration and drilling will be further tested with mapping, trenching and drilling as well.

Namibia Exploration

The total exploration budget for Namibia in 2020 is $4 million. Exploration in 2020 will include 19,500 metres of diamond drilling and 3,300 metres of RAB drilling split between the Otjikoto Project and the Ondundu joint venture, located approximately 200 kilometres southwest of Otjikoto. The majority of the diamond drilling will be allocated towards testing the Wolfshag zone and near Wolfshag open pit and underground targets.

Grassroots Exploration

B2Gold has allocated $18 million dollars on several exploration ventures around the world in jurisdictions and geologic environments that B2Gold believes warrant a commitment of exploration expertise and dollars to determine if the projects have resource potential.

Liquidity and Capital Resources

Based on current assumptions, including a gold price of $1,500 per ounce, the Company expects to generate cashflows from operating activities of approximately $700 million in 2020.

At December 31, 2019, the Company had total long-term debt of approximately $260 million outstanding, composed of $200 million drawn under the RCF with the balance of $60 million relating to equipment loans. The Company expects to repay the remaining $200 million of the outstanding RCF balance in 2020, leaving the Company the full amount of the facility of $600 million as undrawn and available by the end of the year. During fiscal 2020, the Company expects to draw down an additional $40 million of funding under its mining fleet loans related to the Fekola expansion fleet and repay approximately $29 million of principal under its existing mining fleet loans over the course of the year.

In the fourth quarter of 2020, the Company will receive the final cash installment ($10 million) and final working capital proceeds ($5 million) payments from Calibre related to the disposal of the Nicaraguan operations in late 2019.

As part of the Company's long-term strategy to maximize shareholder value, in the fourth quarter of 2019, B2Gold's Board of Directors declared its first dividend of $0.01 per common share, and expects to declare future dividends quarterly at the same level (which on an annualized basis would amount to $0.04 per common share), subject to authorization of the Board of Directors and all applicable laws.

Outlook

The Company's ongoing strategy is to continue to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects and evaluate exploration opportunities.

Ms. Liane Kelly Appointed to B2Gold's Board of Directors

Ms. Kelly is a professional engineer and international development specialist with over 25 years' experience in the mining sector in a cross-functional capacity. Initially working in mineral exploration, Ms. Kelly acted as a consultant to various global mining companies in Africa, and North and South America. Her experience includes executive and Board of Director roles for both private and not-for-profit organizations and she has been the founder of NGO and consulting organizations. Ms. Kelly currently advises mining companies on business risks and strategies related to sustainability and corporate responsibility issues.

Ms. Kelly has been consultant for B2Gold since 2011 in the capacity of a Corporate Social Responsibility ("CSR") professional. She is currently the Company's corporate social responsibility advisor with specific expertise in social risk management and developing effective CSR and community investment strategies and programs. She has been responsible for B2Gold's sustainability reporting since 2016.

Ms. Kelly holds a Bachelor of Science in Engineering Physics degree from Queen's University, a postgraduate Certificate in International Development with a focus on sustainability in mining from the University of British Columbia, and a Company Directors Diploma through the Australian Institute of Company Directors. She is a member of the Institute of Corporate Directors (ICD) of Canada, the Prospectors & Developers Association of Canada and is a registered professional engineer in Ontario.

Ms. Kelly's extensive background and experience in the mining industry, social risk management and CSR strategies will be an important contributor to B2Gold's commitment to high standards of responsible mining.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold is the world's new senior gold producer. Founded in 2007, today, B2Gold has three operating gold mines and numerous exploration and development projects in various countries including Mali, the Philippines, Namibia and Colombia. B2Gold also has a 34%

ownership interest in Calibre (which indirectly holds two mines in Nicaragua). In 2020, B2Gold forecasts consolidated gold production of between 1,000,000 and 1,055,000 ounces.

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

John Rajala, Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to Fekola expansion studies.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

Fourth Quarter and Year-End 2019 Financial Results – Conference Call / Webcast Details

B2Gold will release its fourth quarter and year-end 2019 financial results after the North American markets close on Thursday, February 27, 2020.

B2Gold executives will host a conference call to discuss the results on **Friday, February 28, 2020**, at **10:00 am PST/1:00 pm EST**. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking here: https://www.webcaster4.com/Webcast/Page/1493/32857. A playback version will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 9581203).

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis. Please see our Annual Information Form, dated March 19, 2019 for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon, production is

presented on a 100% basis for the period to October 15, 2019 and on a 34% attributed basis (to reflect B2Gold's approximate current ownership interest in Calibre) thereafter.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC for 2019 and 2020, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; B2Gold generating operating cashflows of approximately $700 million in 2020; the estimated tax payments in 2019 and 2020 and the estimated Fekola 2019 priority dividend and 2020 corporate tax installments; the repayment of the RCF in 2020 and the availability of the facility; the amount of additional drawdowns under equipment loans; B2Gold remaining well positioned for continued strong operational and financial performance for the full-year of 2020; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2020, including total consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020 with forecast cash operating costs of between $415 and $455 per ounce and AISC of between $780 and $820 per ounce in 2020; cash operating costs forecast to be at the lower end of the Company's guidance range and AISC to be within the Company's guidance range in 2019; the completion of the expansion at Fekola and the timing and results thereof; the anticipated cost, timing, payback and results for the addition of a solar plant to the Fekola Mine; projected decreases in cash costs and AISC at Fekola; the announcement of an updated mineral resource statement at Fekola later this week; the scheduled commencement of operations at the Montana Pit at the Masbate Mine in February 2020; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; the completion and results of a preliminary economic analysis and feasibility study at Gramalote; planned exploration and exploration budgets in 2020; and B2Gold's strategy to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual gold production, advance its pipeline of development and exploration projects and evaluate exploration opportunities. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of

financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote property; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre and changes to, including potential dilution of, our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs", "all-in

sustaining costs" (or "AISC") and "consolidated gold revenue". Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources," "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and have not historically been permitted to be disclosed in SEC filings by U.S. companies subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource," "indicated mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, this news release uses the terms "reserves" and "mineral reserves" which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies subject to Industry Guide 7 have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Historical results or feasibility models presented herein are not guarantees or expectations of future performance.